J E N S E N L U N N Y M A C I N N E S
Law Corporation

October 19, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-4628

Attn.:  Mr. Kevin Stertzel, Division of Corporate Finance

Dear Sir:

Re:	Uranium 308 Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 0-52476

We are counsel for the Company and are writing on its behalf.  With respect to the letter from the United States Securities and Exchange Commission, dated September 22, 2009 and received on October 9, 2009, via fax (the “SEC Letter”) we have been advised by the Company that it has now contacted the accountant responsible for compiling the Company’s financial information and the geologists that were in charge of the exploration in Mongolia and have been advised by such individuals that the information required to prepare the responses to the comments in the SEC letter will not be completed within the 10 business days provided to respond in such SEC Letter.  Therefore, we respectfully request an extension of the time period within which the Company is to respond to the comments in the SEC Letter until November 9, 2009.

We trust that this extension request will be acceptable to the SEC.  If there is any concern, please contact the undersigned at your earliest convenience.

On behalf of the Company, we sincerely thank and appreciate the SEC’s cooperation in this matter.

Yours very truly,
JENSEN LUNNY MACINNES
LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON

PO BOX 12077, Suite 2550, 555 West Hastings Street, Harbour Centre Tower
Vancouver, B.C. Canada, V6B 4N5; Telephone: (604) 684-2550, Fax: (604) 684-0916

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